Mail Stop 4561

      April 23, 2007


Thomas Hislop
Chairman
Arizona Land Income Corporation
2999 N. 44th Street, Suite 100
Phoenix, Arizona  85018


Re:	Arizona Land Income Corporation
	Preliminary Proxy Statement
	File No. 1-09900
      Filed April 2, 2007

Dear Mr. Hislop:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Why is the Company Proposing the Transactions?, page i

1. We note your response to comment 4. Rather than including a cross reference to the risk factors section, please revise this disclosure to highlight the risks related to the consummation of the transaction as described on page 14, including that:

* shareholders will suffer immediate dilution and potential decrease in share price from the anticipated registration in less than two years of 51 million shares
* the consideration paid for the contributed properties may exceed their fair market value,
* you did not obtain third party appraisals for the properties
* you did not obtain a fairness opinion that the transactions are fair to your shareholders from a financial point of view
* POC, and entity controlled by Jay Shidler will together with related parties control over 96% of the voting power
* the properties may not be sold for ten years
* the pro forma financial statements currently reflect a negative cash flow from operations
* you have not obtained an opinion of counsel as to the continued REIT status of the surviving corporation and the risks if you fail to qualify as a REIT.

2. We note that your risk factor discussion and other discussions of negative considerations throughout the document refers to the substantial anticipated costs associated with the Transactions, including expenses that you will have to bear in the event that the proposals are not approved. Please revise your disclosures consistent with the disclosures on page 107 that in the event shareholders do not approve the Transactions you will not be obligated to pay the termination fee or reimburse related expenses.

3. Please disclose the basis for your determination of the estimated liquidation amount of $2.24 per share.

What is the Company Contributing in the Transaction?, page iii

4. Please disclose that the interest in the note receivable was sold to an entity controlled by Messrs. Hislop, Peacock and Staley. In addition, please confirm to us that the party purchasing the remaining real estate asset is not a related party or a party related to POC.

5. Please revise the disclosure that to clarify that regardless of the provisions requiring cooperation in pursuing strategies to defer or mitigate tax consequences to the contributors of a sale of the Contributed Properties, the Contributed Properties may not be sold for ten years.

Risk Factors, page 18

6. Please include a separate risk factor discussing the risks associated with the agreement not to sell the contributed properties for ten years.

The Transactions may result in a reduction..., page 18

7. We note your response to comment 26. We continue to believe that a discussion of the risk of reduced future dividends should address the fact that the pro forma financial statements currently reflect a negative cash flow from operations. Please include appropriate disclosure.

There will be various conflicts of interest resulting from the relationships among us, our management, the Advisor and other parties, page 33

8. Please revise to briefly describe how each referenced bullet point constitutes a conflict.

Executive Compensation, page 69

9. Please revise the footnote to eliminate references to your Form
10K-SB.

Retention of and Sale of Promissory Note..., page 71

10. Please provide additional disclosure regarding how the company and Peacock determined the parties to contact to solicit bids for the note. In addition, please provide detailed disclosure regarding the involvement of the audit committee and of your executive officers in the decision to have Peacock submit a bid and the amount of the Peacock bid. Please clarify with whom Peacock "agreed to be the stalking horse" and clarify the meaning of the term "stalking horse."

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Wilson
Lee at (202) 551-3468, or Cicely LaMothe at (202) 551-3413.
Direct
any other questions to Michael McTiernan at (202) 551-3852, or the undersigned at (202) 551-3495.

	Sincerely,



	Elaine Wolff
	Branch Chief



Thomas Hislop
Arizona Land Income Corporation
April 23, 2007
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 4561